Exhibit 99.2

Q2 2023 Results Speakers Dr. Yoav Zeif, CEO Eitan Zamir, CFO Yonah Lloyd, CCO & VP IR August 9, 2023

Conference Call and Webcast Details US Toll - Free Dial - In 1 - 877 - 407 - 0619 International Dial - In 1 - 412 - 902 - 1012 Live Webcast and Replay https://event.choruscall.com/mediaframe/webcast. html?webcastid=B8jlZNVs 2 2

Forward - Looking Statements Cautionary Statement Regarding Forward - Looking Statements The statements in this slide presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2023, are forward - looking statements reflecting management's current expectations and beliefs. These forward - looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward - looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the duration and severity of headwinds caused by current macro - economic trends that have been adversely affecting, and may continue to adversely affect, our results, including unfavorable currency exchange rates, supply - chain delays, inflationary pressures and rising interest rates; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the extent of our success at successfully integrating into our existing business, or making additional, acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks stemming from Russia’s invasion of Ukraine); potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets that we have recently acquired or may acquire in the future; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20 - F for the year ended December 31, 2022, to be filed with the SEC on or about March 3, 2023 (the “2022 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2022 Annual Report and the Reports of Foreign Private Issuer on Form 6 - K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2023, which Stratasys will be furnishing to the SEC over the course of 2023, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward - looking statements made, in this slide presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law. Industrial designer John Mauriello designed high - end sunglasses inspired by the themes of wind, fire, water, and shown here, earth, using full - color J55 Prime 3D printers.

Use of Non - GAAP Financial Information Use of Non - GAAP Financial Measures The non - GAAP data included herein, which excludes certain items as described below, are non - GAAP financial measures. Our management believes that these non - GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization - related charges or gains, legal provisions, and (ii) excluding non - cash items such as stock - based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long - lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. The items eliminated via these non - GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non - recurring impact on the statement of operations, as assessed by management. These non - GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non - GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non - GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non - GAAP basis is provided in a table later in this slide presentation. 4 The color capabilities of J850 Prime 3D printers enable Microsoft to better match colors of product components, such as the Surface Laptop metal chassis and Alcantara keyboard deck.

▪ Working closely with 3D Systems during due diligence ▪ Strong Q2 results with record recurring consumables and customer service revenue ▪ Winning strategy on track for $1 billion revenue by 2026 with substantial profitability; Merger with Desktop Metal bolsters this expectation further ▪ Customer demand and engagement stronger than ever despite macro conditions ▪ Continuing to grow sales, particularly in MFG ▪ Eighth consecutive adjusted profitable quarter ▪ Strong balance sheet with over $200M cash and equivalents and no debt CEO Dr. Yoav Zeif

New Dental Solutions Seeing Rapid Adoption Top 5 US denture producers committed or likely to buy new TrueDent solution ▪ Only FDA - cleared full color monolithic 3D printed dentures solution on the market ▪ On track for European market availability next year / engaged with top 10 European dentures producers ▪ Dentures is a $5B+ opportunity with only 5% coming from additive manufacturing today Strong US and EMEA market response for new J3 DentaJet 3D printer for mixed trays of dental parts

Walkinshaw Andretti United Names Stratasys FDM its 3D Printing Technology of Choice Peugeot Integrates 3DFashion into Inception Concept Vehicle PA12 – World’s Most Popular Powder Bed Fusion Material – Now Available for H350 F900 FDM Systems Sold to BMW, Lucid, US Air Force and COMAC Industrial Momentum Across Verticals

Innovating and Scaling Personalized Healthcare Stratasys Partner Axial3D Achieves FDA Certification Milestone ▪ Patient - specific surgical solutions from medical device manufacturers holds promise of multi - million - dollar agreements for Stratasys and Axial3D ▪ FDA clearance accelerates move to production scale and easier hospital adoption Agreement With CollPlant for Industrial Scale Bioprinting Development ▪ Initial focus on $2.6 billion regenerative breast implant market opportunity with potential to expand to other human tissues and organs ▪ Combines Stratasys P3 technology with CollPlant’s rhCollagen - based bioinks

Growing Software and Materials Revenue GrabCAD Driving Meaningful Foundations for Growth ▪ Paid GrabCAD Print Pro software announced early Q2 ▪ Designed to improve efficiency of print preparation for FDM and SAF customers with more technologies coming soon ▪ Several initial Q2 purchases and over 75 active trials ▪ Additional revenue generating software application planned for later in 2023 Successfully Completed Acquisition of Covestro AM Materials Business ▪ Portfolio of 60 differentiated materials for stereolithography, DLP, powders ▪ New materials from acquisition to be announced before end of 2023

▪ Solid results in a persistently challenging CapEx environment ▪ Efficiencies led to both gross and operating margin improvements ▪ Driving further efficiencies across our platform CFO Eitan Zamir CFO Remarks Suggest more innovation - focused / modern image on this slide General Atomics Aeronautical Systems Inc. is a world leader in unmanned aircraft systems. In just over a decade, its adoption of AM has advanced to a fully evolved ecosystem of technologies and applications.

11 GAAP Non - GAAP Q2 - 22 Q2 - 23 Change Y/Y Q2 - 22 Q2 - 23 Change Y/Y Total Revenue 166.6 159.8 - 4.1% 166.6 159.8 - 4.1% Gross Profit 67.4 66.2 (1.2) 79.3 77.5 (1.8) ▪ % Margin 40.5% 41.5% 1.0% 47.6% 48.5% 0.9% Operating Income (Loss) (23.5) (33.7) (10.2) 1.9 5.0 3.1 ▪ % Margin - 14.1% - 21.1% - 7.0% 1.2% 3.1% 1.9% Net Income (Loss) (24.4) (38.6) (14.2) 1.2 2.5 1.3 ▪ % Margin - 14.6% - 24.2% - 9.6% 0.7% 1.6% 0.9% Diluted EPS (0.37) (0.56) (0.19) 0.02 0.04 0.02 Diluted Shares 6 6.6 68.6 3.0% 67.1 69.3 3.3% Note: $ in millions unless noted otherwise. All numbers and percentages rounded Financial Results

* Reflects only 2 months of MakerBot revenue which was divested August 31, 2022 Note: $ in millions unless noted otherwise. All numbers and percentages rounded Quarterly Trend Revenues – Q 2 ’ 2  115.7 112.1 111.2 101.0 109.1 50.9 50.1 48.1 48.4 50.7 166.6 162.2* 159.3 149.4 159.8 Q2' 22 Q3' 22 Q4' 22 Q1' 23 Q2'23 Product Service Revenue Y/Y Y/Y Adjusted Product - 5.7% 1.5% ** ▪ System - 17.9% - 8.1% ** ▪ Consumables 6.9% 10.8%** Service - 0.5% 4.1%*** ▪ Customer Support 8.0% 8.5%** Revenue of $ 159.8 million up 2.0 % at constant currency and adjusted for MakerBot, down 4.1 % in aggregate Product revenue down 5.7 % vs. Q 2 2022 , up 1.5 % adjusted for MakerBot and at constant currency Services revenue flat YoY and up 4.1 % to record - level excluding Stratasys Direct and at constant currency Record Consumables and Customer Service Revenue ** Adjusted for constant currency and MakerBot ***Adjusted for constant currency and Stratasys Direct

Gross Margin Improvement GAAP Non - GAAP 40.5% 43.6% 43.1% 43.8% 41.5% 47.2% 50.1% 47.7% 49.4% 47.2% 25.2% 29.0% 32.5% 32.1% 29.0% Q2 '22 Q3 '22 Q4 '22 Q1 '23 Q2 '23 47.6% 48.5% 48.4% 47.3% 48.5% 53.6% 56.7% 54.7% 53.8% 52.3% 34.0% 30.3% 33.7% 33.8% 40.4% Q2 '22 Q3 '22 Q4 '22 Q1 '23 Q2 '23 Service Gross Margin Product Gross Margin Total Gross Margin All percentages rounded Gross margins positively impacted by MakerBot carve - out and lower freight costs

Operating Expenses Reflect Business Model Scalability GAAP operating expenses (absolute and as a percentage of revenues) Non - GAAP operating expenses (absolute and as a percentage of revenues) 90.9 99.9 Q2'22 Q2'23 62.5% 77.4 72.5 Q2'22 Q2'23 45.4% Note: $ in millions unless noted otherwise. All numbers and percentages rounded 54.6% 46.4% Operating expense reduction story continues, with ongoing operational efficiency improvements reflecting the scalability of our model

Eighth Straight Quarter of Positive Adjusted EPS

GAAP operating loss


(23.5)
(33.7)
Q2'22
Q2'23

GAAP net loss


(24.4)
(38.6)
Q2'22
Q2'23

Non-GAAP operating income

(1.2% in Q2'22 vs 3.1% in Q2'23 out of total revenue)


1.9
5.0
Q2'22
Q2'23

Non-GAAP EBITDA

(4.4% in Q2'22 vs 6.6% in Q2'23 out of total revenue)


7.4
10.6
Q2'22
Q2'23

Non-GAAP net income


1.2
2.5
Q2'22
Q2'23

Note: $ in millions unless noted otherwise. All numbers and percentages rounded

Non-GAAP operating income improvement driven by Non-GAAP OPEX improvement, more than offsetting revenue decline

GAAP net loss reflects significant costs associated with M&A activities

Eighth consecutive quarter of non-GAAP profitability

Strong Balance Sheet and Responsible Use of Cash Note: $ in millions unless noted otherwise. All numbers and percentages rounded Balance sheet items (22.8) (23.2) Q2' 22 Q2' 23 Cash flow from operating activities Q  - 22 Q  - 2  Q2 - 23 Cash and Cash Equivalents and Short - term deposits    Accounts Receivable    Inventories    Net Working Capital    16 Cash use was primarily driven by annual incentive payments, increased accounts receivable, and costs associated to acquisitions, proxy contests and related professional fees Strong balance sheet and cash generation leaves Stratasys well - capitalized and positioned to capture value - enhancing market opportunities, including pending transaction with Desktop Metal

$ 630 - 670 M Revenue $ 290 - 300 M Non - GAAP OPEX $.12 - $.24 EPS - diluted - adj ($1.66) – ($1.39) 1 GAAP EPS - diluted $35 - 50M EBITDA - adj 48 - 49% Gross Margins Targeting over 50% in 2024 $20 - 25M CAPEX 2.5 - 3.5 % Non - GAAP Operating Margins Improving through year 2023 – Reiterating Revenue Outlook Note: 1 GAAP outlook includes one - time extraordinary costs associated with proxy contest and merger - related activities

2024 Non - GAAP gross margins above 50%, Positive free cash flow 2026 Revenues exceeding $1 billion, Adjusted EBITDA over 15% of revenues Innovation continues to drive growth as we penetrate further into manufacturing and healthcare applications. Reiterating Medium - Term Outlook

▪ Our team is laser focused on continuously strengthening customer engagement and business results ▪ 3D printing is helping our customers navigate a volatile and uncertain business environment – delivering agility, flexibility and profitability to global manufacturing ▪ We are the leader in supporting our customer’s shift to AM at scale with a broad suite of hardware, materials and software offerings ▪ Unwaveringly committed to our plan to generate long - term value for shareholders CEO Summary CEO Dr. Yoav Zeif The Radford Type 62 - 2 racecar made its debut at the Broadmoor Pikes Peak International Hill Climb on June 25. More than 70 parts used in the car were manufactured on Stratasys printers

Thank You!

Appendix

	Three months ended June 30, 2023			Three months ended June 30, 2022		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$66,222	$11,283	$77,505	$67,393	$11,914	$79,307
Operating income (Loss) (1,2)	(33,659)	38,666	5,007	(23,545)	25,479	1,934
Net income (Loss) (1,2,3)	(38,615)	41,148	2,533	(24,385)	25,560	1,175
Net income (Loss) per diluted share (4)	$(0.56)	$0.60	$0.04	$(0.37)	$0.39	$0.02
1) Acquired intangible assets amortization expense		5,014			6,954	
Non-cash stock-based compensation expense		999			1,080	
Restructuring and other related costs		3,378			15	
Impairment charges and write off		1,892			3,865	
		11,283			11,914	
2) Acquired intangible assets amortization expense		2,686			2,218	
Non-cash stock-based compensation expense		7,024			7,751	
Restructuring and other related costs		2,468			-	
Revaluation of investment		-			1,255	
Contingent consideration		347			596	
Legal, consulting and other expenses		14,858			1,745	
		27,382			13,565	
		38,666			25,479	
3) Corresponding tax effect		213			81	
Equity method related amortization and other		2,094			-	
Finance expenses		175			-	
		$41,148			$25,560	
4) Weighted average number or ordinary shares outstanding – Diluted	68,648		69,272	66,568		67,070

Note: $ in thousands unless noted otherwise. All numbers and percentages rounded